MSA

2002 ANNUAL REPORT



MSA
MSA ORION



MSA

SAFETY
ALWAYS

MSA

Our Mission

That men and women may work in safety and that they and their families and their communities may live in health throughout the world, our mission is to be the leading innovator and provider of quality products, related technologies and services that protect people's health, safety and the environment.

About This Annual Report

SAFETY is ALWAYS the number one priority at MSA. For 89 years MSA has been a constant force in the safety equipment industry. When safety is the required element, MSA is always there to provide it. MSA is committed to being the leading innovator and provider of quality safety products, instruments and services that protect health, safety and the environment. This year's annual report focuses on MSA's track record in fulfilling that commitment to safety with products and services that people have grown to trust. From creating a practical solution to the problem of escaping from chemical or biological agents to devoting the resources needed to exceed safety equipment industry standards, when it comes to safety, MSA is always there.


MSA
2002 ANNUAL REPORT
ALWAYS

About the Cover

Pictured from top left: Advantage® 1000 CBA-RCA Gas Mask, Orion® G Multigas and Leak Detector, Gallet F1 Fire Helmet
Pictured at right: Nightfighter™ Heads-Up Display (HUD)

Contents









The Business of MSA

MSA is in the business of developing, manufacturing and selling innovative products to enhance the safety and health of workers throughout the world. Critical to MSA's mission is a clear understanding of customer processes and safety needs. MSA dedicates significant resources to research which allows it to develop an understanding of the safety equipment and instrumentation requirements in a diverse range of industries such as the fire service, homeland security, construction, public utilities, mining, chemical, petroleum, transportation, the military and hazardous materials remediation. MSA's reach has expanded into the home in an effort to better understand and protect the "do-it-yourself" consumer.

MSA's principal products, each designed to serve the needs of target markets, include respiratory protective equipment, thermal imaging cameras, portable and permanent gas detection instruments, as well as head, eye, face, hearing and fall protection.

MSA was founded in 1914 by John T. Ryan and George H. Deike, two mining engineers who had firsthand knowledge of the terrible human loss that was occurring in underground coal mines. Their knowledge of the mining industry provided the foundation for the development of safety equipment to better protect underground miners. While the range of industries served by MSA has expanded greatly over the years, the founding philosophy of understanding customer safety needs and designing innovative safety equipment solutions remains unchanged.

MSA is headquartered in Pittsburgh, Pennsylvania, with operations employing 4,400 associates throughout the world. A publicly held company, MSA's stock is traded on the American Stock Exchange under the symbol MSA.



10%
25%
20%
25%
20%

- Instruments
- Air-Supplied Respirators
- Air-Purifying Respirators
- Head Protection (Helmet, Eye, Face & Hearing)
- Other



9%
9%
21%
61%

- North America
- Europe
- Asia & Pacific Rim
- South America/Africa



V-Gard® Advance™ Helmet



Millennium® Chemical-Biological Gas Mask



Pulsar®+ Single-Gas Detector



Response™ Escape Hood

Nightfighter™ Heads-Up Display (HUD)



TechnaCurv™ Full Body Harness



Financial Highlights

For the Year (Thousands, except per share)	2002	2001	2000
Net sales	$564,426	$509,736	$468,307
Net income from continuing operations	31,213	25,851	18,888
Net income from discontinued operations	3,864	5,780	4,351
Net income	35,077	31,631	23,239
Basic earnings per common share:			
Continuing operations	2.56	2.17	1.54
Discontinued operations	.32	.48	.35
Net income	2.88	2.65	1.89
At Year End (Thousands)			
Total assets	$579,765	$520,698	$489,683
Working capital	138,182	135,186	114,175
Common shareholders' equity	288,009	252,451	225,382
Common Stock (Thousands)			
Shares outstanding	12,207	12,101	11,828
Market capitalization	$393,677	$485,844	$297,169

Sales
(in millions)



$468
$510
$564
00
01
02

Net Income
(in millions)



$23.2
+54%
$31.6
+36%
$35.1
+11%
00
01
02

To Our Shareholders, Associates, Customers and Vendors:

I have often said that business life is a marathon, not a sprint, and in this sense I feel that MSA is hitting its stride and continuing to move forward at a consistent pace to make further progress. In 2001, the company accomplished its late-1999 three-year earnings improvement plan in two years, and in 2002, we were able to maintain that forward momentum and, once again, achieve our annual goals for sales and earnings.

As you well know, the year just completed had considerable economic adversity worldwide and setbacks in individual areas, but the focus on our core business, a strategic acquisition and the initiatives for improvement that our MSA team has put forth over recent years paid off in additional progress. We have particularly concentrated for some time on global new product development, on broad customer reach, on deepening relationships with key distributors and end users, and on enhanced productivity, particularly in our manufacturing operations. The results of these initiatives have kept up MSA's momentum in adverse circumstances.

Anticipating and Responding to Market Needs:

The Fire Service and Self-Contained Breathing Apparatus have been priorities to MSA well before I worked on a project in this area early in my career over 30 years ago. In 2002, the completion of a two-year product development effort to meet the challenging standards of the 2002 edition promulgated by the U.S. National Fire Protection Association (NFPA) enabled MSA breathing apparatus to be the first one to meet this standard. We were the only company to produce apparatus to the new standard in large volume in the fourth quarter of 2002. This part of our business was a major contributor to our recent success.



John T. Ryan III met with Safety Products Division Operations Management to recognize the fine performance of their team, including meeting the challenging demands of the homeland security market.

Homeland security became a market of interest for the company several years ago. MSA developed the Millennium and Advantage 1000 gas masks and the Response Hood escape mask before the recent crises. Strong levels of shipments of these products from our manufacturing plants also contributed to our success in 2002.

Identifying Strategic Acquisition Opportunities:

The company has continued to focus on opportunities to add leading lines of protective equipment to MSA. In April 2002, we brought into our family of products CGF Gallet, the leading European producer of fire helmets, as well as helmets for police and military uses. Adding this to our North American Cairns fire helmets line, which was acquired in 2001, has made MSA the leading global producer of protective helmets for firefighters. MSA Gallet made a strong contribution to our performance in 2002. We look forward to future progress of this entity as we carry on the legacy of Mr. Adrian Galet, who developed this business for many years until his untimely passing in late 2001.

Strengthening Sales and Distribution Networks:

Over recent years, MSA has developed close relationships with selected leading distributor partners to optimize our reach and quality of contacts with all potential end user customers. These relationships have grown, and this has helped our sales results in a recessionary manufacturing environment.

MSA E-Partners is the leading E-Commerce site in our industry. It provides a robust electronic catalog which is a polyglot, now speaking ten languages. E-Partners is also a deep source of MSA information and services for our end-users and distribution partners.

Global reach has always been a key MSA objective. Our International Growth Initiative was developed to reach the above-average market growth opportunities in countries outside of North America and Western Europe. A major element of this initiative is to enhance the capabilities of our regional centers. MSA Africa, MSA Australia and MSA

Brazil have used this opportunity to significantly improve their contributions to the company. I also want to particularly commend the people of MSA Argentina for finding a way to succeed in an exceptionally difficult economy.

Achieving Manufacturing Excellence:

For some time, MSA's North American Safety Products Operations team, along with their associates elsewhere in the company, has focused on major initiatives to improve quality and productivity. Particular efforts were placed on Total Quality Management, Six Sigma, Lean Manufacturing and Supply Chain Management. With the diligent effort of all our associates and the use of these and other tools, MSA Safety Products Operations, in a year of economic uncertainty and disruption, was able to surpass performance targets and achieve their best year ever. I am pleased to have the Safety Products Operations team join me in this year's picture.

This past year has been a time of Hail and Farewell for a number of my associates in MSA Management. I would like to express my appreciation to Tom Hotopp, Don Cuozzo and George Steggles, who recently retired, for their extensive contributions to MSA during times of great economic challenge. I welcome Bill Lambert, Rob Cañizares, Doug McClaine, Ron Herring, Mathieu Tijskens and a number of other senior managers to their new positions of responsibility and to new opportunities to contribute to the company, our customers and our people. We at MSA also are pleased to have new directors, Jim Cederna and John Unkovic, on our team.

The new year of 2003 presents new challenges. The global business situation at this time is much less advanced and more uncertain than had been anticipated. The state of the economies of Continental Europe with their embedded political/economic difficulties presents a particular concern. Going beyond economics, the potential combination of two unstable dictators, terrorist threats and possible access to weapons of mass destruction presents the world with exceptional danger. MSA will be making particular investments in preparing and testing, at considerable cost, breathing apparatus, gas masks and canisters to meet new U.S. Government standards to withstand chemical and biological agents. Some amelioration on economic and security matters worldwide will be helpful for MSA's ongoing progress. We will be continuing on our pace to improve our business. We will be assisted by the momentum built up by actions we have taken in the last few years, and we will make new productive efforts to enhance our capabilities to serve our customers in 2003 and beyond.

The past year in some ways has been a difficult one for those of us in our profession of business management with the exposure of the outright misdeeds of some and the realization of the unfortunate consequences of excess speculation, insensitive policies towards associates and shareholders, and imprudent business activities in many instances during the past era. Hopefully, there is now a general recognition that such problems have existed, a first step in the process of recovery to eventually restore the reputation of our profession.

Trust, honor and shared values are essential elements to successful organizations, economies, and entire societies; they are not just "nice-to-have" items and in this the "spirit" of what is done counts more than the "letter" of what is said and written. Even when laws were not violated, I saw in recent years too many instances in my profession where, to paraphrase the words of Barry Goldwater, "Extremism in the Pursuit of Virtue can become a Vice." This happens when just one or a few important business virtues were being intensely pursued while there was a neglect of other important virtues, such as working towards longer term objectives and towards less immediately measurable goals, fairness and sensitivity to the well being of the associates in an organization and to other company stakeholders, the maintenance of clear and unquestioned integrity and the balancing of risk taken by the shareholders.

I think that now many of us in the profession, my associates at MSA and those in a multitude of other responsible organizations, can feel a sense of vindication that a more moderate and sober way of business life is emerging. There is an increasing recognition that success is a team effort of all associates, that it is important to focus on the high potential core elements of your business in order to excel in them, that an organization should set challenging and creative goals but ones appropriate to a company's markets and capabilities, that goals should be a mixture of short-, medium- and long-term objectives and that prudent accounting and financial strategies make sense.

A retiring associate told me about 30 years ago, "The thing I like most about this company is that in all the years I've worked here, nobody has ever asked me to do anything that I knew was wrong to either help myself or to help the company." I am proud that to the best of our ability MSA has over the years remained true to this well-expressed principle. It is one of the cornerstones of business success. Beyond the basic elements, prosperity is generated in an organization by the daily pursuit of improvements in products and services, by the quality of interaction with customers and distribution partners, by the productivity of the organization's efforts and by the capabilities and knowledge of one's associates. Putting this package all together has enabled this company to make fine progress in recent years in spite of adversity in our economic environment. We at MSA will continue to pursue all these objectives to keep up a leading pace in this long-distance race for success.



John T. Ryan III
Chairman of the Board
and Chief Executive Officer

MSA North America

For 89 years, MSA has demonstrated its ongoing commitment to protect people's health, safety and the environment through the development of innovative and industry-leading products.



The Millennium® Chemical-Biological Gas Mask is an air-purifying respirator used extensively by law enforcement, fire service, and emergency medical organizations who serve as first responders for homeland security.


SMM
FORUM

Sales and Marketing Management magazine named MSA's Customer Service Center "Customer Service Team of the Year" for its ability to implement and deliver standards of customer service beyond the expectations of clients. Upholding good policies and developing effective strategies to measure customer satisfaction contributed to MSA earning national recognition.

The fire service is MSA's largest market on a global basis. North American customers in this market place great emphasis on the latest NFPA (National Fire Protection Association) standards, and generally specify compliance with these standards as a requirement for protective equipment purchases.

MSA has a strong track record for being the first manufacturer to achieve compliance to new NFPA Self-Contained Breathing Apparatus (SCBA) standards. Recent examples of this are two new MSA products, the Nightfighter Heads-Up Display (HUD) and the Quick-Fill® Universal Rescue Coupling (URC) System.

The Nightfighter HUD was designed to provide firefighters with air supply status information on a wireless electronic facepiece-mounted display. Its development was the result of a creative partnership that consolidated strengths within MSA's Safety Products and Instrument Divisions. The Instrument Division brought expertise in electronic design and manufacturing, while Safety Products brought intimate knowledge of the fire service market and self contained breathing apparatus. The result is an attractive and lifesaving product that meets the tough new NFPA standards.

The Quick-Fill URC System includes MSA's patented design that revolutionized the sharing of air with another person in an emergency situation. The innovative system resulted in MSA being named a 2002 Special Achievement Award winner by *Design News* magazine, a top U.S. design engineering publication.

In 2002, MSA continued its commitment to exceed customer expectations with the Evolution® 5000 Thermal Imaging Camera (TIC). The market demanded a smaller, lighter, lower cost yet high performance TIC, and MSA delivered. The camera is the industry's first high performance small format TIC that gives firefighters excellent image quality previously found only on large format cameras, and it's the first TIC that firefighters can conveniently and easily attach to their gear and carry with them all day.

Due to the increase in concern about acts of terrorism, MSA developed a product that would provide quick and easy escape from chemical or biological agents. The Response™ Escape Hood caters to the user's comfort needs under stress by providing easy donning and universal use, making it the leader in its category of respiratory protection.




MSA

The Nightfighter™ HUD is a wireless system that displays the air volume in a firefighter's cylinder through a series of lights that are easily visible inside the facepiece.



Homeland Security

MSA has been a leading supplier of safety products since World War I. This experience has uniquely positioned MSA as the leader in the homeland security market. By investing in new product development, increasing presence through industrial and consumer products distribution, and improving market knowledge, MSA is committed to strengthening its global leadership position in the future.

The increased awareness of the need for appropriate personal protective equipment for first responders has resulted in significant growth in the homeland security market. MSA recognizes this as a global market, and is experiencing homeland security sales growth in countries throughout the world.

To help educate the public about homeland security products, MSA maintains information about the latest recommendations and practices on its website at www.MSAnet.com.



Trial by Fire
Captain Robert Tillman


MSA
Fire
Hot News & Info
Fireslayers
SAR
TIC
Cairns Helmets
Fall Protection/ Rescue
Gas Detectors
Homeland Security

In 2002, MSA demonstrated its commitment to the fire service market with the introduction of MSAFire.com, an interactive website that provides firefighters and emergency responders with information on the latest product innovations and critical information on product and regulatory requirements. A unique aspect of the website is its depiction of MSA products in real-life fire fighting action scenes that reflect the excitement and heroism that the fire service represents.

Captain Robert Tillman of the Grand Prairie Texas Fire Department was on his way home when a call came in regarding a fire at an aircraft wing remanufacturing facility. Weeks earlier, an MSA Evolution® 4000 Thermal Imaging Camera (TIC) had been loaned to the Grand Prairie Texas Fire Department by MSA distributor Casco Industries. That TIC happened to be in Tillman's car when the call came in.

When he arrived on the scene, the attack crew had located the fire but was unable to find the source of it. Their stream of water wasn't having much impact, and the situation was taking a turn for the worse – the steel deck roof above the fire collapsed. The crew was ordered to back out of the building.

Tillman grabbed his TIC and quickly located the source of the fire. He saw something no human eye could see. "With the Evolution 4000 TIC, clear as day, I could see that the roof above our position was intact." Tillman continued, "The Evolution 4000 TIC enabled our attack crews to remain in the building, in the offensive mode, resulting in a knockdown of the fire. Good thing, because the room of origin contained large vats holding thousands of gallons of hydrochloric and nitric acids. Knocking the fire down prevented the acids from being released."

Afterwards, Tillman remembers, "We came out feeling really pumped. A serious Hazmat situation was averted, along with substantial structural damage to the room of origin. The confidence level you gain when using the Evolution 4000 TIC is unbelievable, especially in a zero visibility atmosphere. It worked great!"



In 2002, New Product Development Teams at MSA's Instrument Division embraced a new level of commitment to provide exciting and informative new product launches, which resulted in MSA earning Fisher Safety's Best Product Launch of the Year award for the PULSAR® Single-Gas Detector. With winning this award, Pulsar Team members proved that MSA's standards for promoting new products are some of the best in the industry.



The Ultima® X Series is MSA's next generation of gas detection instruments intended for a broad worldwide market and is expected to secure MSA a spot in new markets.



This year, MSA launched the Orion® G Multigas and Leak Detector, which offers customers multi-functional flexibility for indoor, outdoor, and underground use. The combination of exceptional features and low price makes the Orion G Multigas and Leak Detector a leader in the industry.

MSA launched the Ultima X Series and Chillgard L Series gas monitoring product lines in 2002. Both products are world-class in design and are the result of extensive market research and customer input.

The Ultima X Series Gas Monitors are microprocessor-based transmitters engineered with the customer in mind. This series offers the latest mechanical and electrical technologies for gas detection, including two new patent-pending features, one of which allows the user to change sensors in a hazardous area without disconnecting power.

Like other MSA Chillgard Monitors, the L Series uses the same proven industry-leading photoacoustic infrared (PIR) technology from MSA. Chillgard L Series monitors are designed with a focus on flexibility and are suitable for a variety of applications. This product flexibility will help MSA to not only maintain market share in the refrigerant monitoring HVAC market, but also give MSA access to other markets, such as refrigerant monitoring in grocery stores, propellant filling operations, solvent cleaning stations, cold storage and transport facilities, and meat packing plants.


POWERED BY
TECHNOLOGY
CHILLGARD LS

The Chillgard® L Series was launched early in the second quarter of 2002 and has been MSA's key product in the HVAC market to monitor for refrigerant leaks in mechanical rooms.



This year's Product of the Year award winner was the MMR Xtreme® Air Mask. This mask was developed to comply with the newest standard for Self-Contained Breathing Apparatus (SCBA). For the fourth consecutive time, MSA was the first SCBA manufacturer to achieve NFPA compliance.





The new TITAN® Combustible Gas Detector provides the best combination of features, performance, and benefits available on the market. Research shows that what customers want most in a gas detector are reliability, ease of use, and durability. The TITAN Detector was specifically designed to meet these demands, featuring one-button operation, rugged construction with excellent resistance to dust and water penetration, and a 13-hour run time – the longest run time available.

The STELLAR® Series, the latest in life-saving instrument products, is evidence of MSA's dedication to safety.





A Safe Escape
The Cruz Family


ProGard
Multi Gas Detector
LEL
O2
CO
H2S

The ProGard® Multigas Detector monitors 3 or 4 gases, displayed simultaneously, with years of proven use in high-stress environments. Designed to withstand all weather conditions, it is easy to use and maintain, with simple, pushbutton operation.

New Year's Day 2002 began with unusual excitement for Anthony Cruz, Safety Director for Belding Walbridge in Aurora, Illinois, a rigging contractor specializing in heavy equipment moves and installations.

On New Year's Eve, Cruz enjoyed a typical family celebration with his wife Cheryl and three daughters. "About two in the morning, my wife and I woke up feeling nauseous and light-headed," Cruz said. "Being a safety professional, my first concern was the possibility of carbon monoxide in the house. My home CO detector did not alarm, but I felt that something wasn't quite right." Cruz uses a wide range of MSA products on the job and remembered that he had an MSA ProGard® Multigas Detector in his work truck. "I carry the MSA ProGard unit in my truck at all times in case we have a confined space situation that needs to be checked before letting workers enter," Cruz explained. "I turned it on and entered the house. The level was showing 40 parts per million for carbon monoxide, and I knew it was not a safe level for my family."

Cruz and his wife quickly got their daughters out of the house and waited for the Romeoville Fire Department to arrive. The carbon monoxide level was checked again – the level had risen to over 140 parts per million. It was discovered that some of the furnace valves had become blocked and the furnace was pumping carbon monoxide into the house.

"The MSA ProGard instrument saved my family that night. I am a champion of MSA products and know first-hand the importance of using them and maintaining them in good working order," Cruz commented. "Thanks to the ProGard unit, I was able to celebrate a new year with my family."



MSA Europe

To mark the milestone of the one millionth helmet produced, John T. Ryan III, CEO and Chairman, received an MSA Gallet commemorative helmet from Mathieu Tijskens, Managing Director of MSA Gallet operations.

MSA European operations celebrated several successes in 2002, including the acquisition of CGF Gallet, the leading European manufacturer of protective helmets. In October, MSA Gallet achieved a significant manufacturing milestone by reaching the one million mark with the F1 Fire Helmet, an innovative helmet designed to meet the changing needs of the European and global fire service market.

In addition, MSA Europe sold over 40,000 UNISCAPE units, an escape device which meets new regulations requiring marine vessels to be equipped with sufficient emergency escape breathing devices. To pursue global leadership in the supply of personal protective equipment and gas detection instruments to the international merchant marine market, MSA has partnered with UNITOR, a Norwegian-based global company providing products and services aimed at promoting efficient ship management, the reduction of operational costs, and awareness of safety at sea.



Specially developed and approved for the international merchant marine market, the UNISCAPE unit is an air escape device with a hood designed to offer protection from oxygen deficiency or hazardous areas in which toxic substances are present.



The AirMaXX unit is a compressed air breathing apparatus developed by MSA in cooperation with international fire services and respiratory protection experts to meet the highest safety requirements. An adjustable carrying plate results in a perfect fit for all body sizes, and an innovative hip belt and shoulder strap is designed to offer complete freedom of movement.



New from MSA Europe is the miniSCAPE device, the smallest one-time use escape respirator available. Its principal innovation is the use of TabTec filtering technology, which utilizes a carbon tablet instead of carbon granules, making the miniSCAPE device more flexible and compact than the competition.



MSA Acquires CGF Gallet of France

Two Strong Forces Unite

Originally developed for the French fire brigade market, the F1 Fire Helmet has a superior design and innovative options that make it the leading fire helmet throughout Europe.



MSA Gallet management welcomed members of the MSA Board of Directors for a tour of their headquarters in Chatillon sur Chalaronne, France.



The MO5005 is a high performance helmet targeted at the law enforcement market and is intended for riot control protection, including protection from projectiles.

One of the most important accomplishments for MSA Europe during 2002 was the acquisition of CGF Gallet, the leading manufacturer of protective helmets for the fire service, as well as head protection for the law enforcement, aviation, and military markets.

This acquisition strengthens MSA's presence in the European fire service market by adding the dominant brand of fire helmets to an already strong product line, which includes Self-Contained Breathing Apparatus (SCBA), thermal imaging cameras, and portable gas detection instruments. By combining the Gallet brand with the CairnsHelmets brand, MSA has become a leader in the global fire helmet market.

To leverage the strength and wide recognition of both the MSA and Gallet brands throughout Europe, products are now marketed under the MSA Gallet name. "We've acquired a strong brand with a distinguished reputation for quality and manufacturing excellence," said President of MSA Europe, Jim Baillie. "The acquisition allows us to advance our safety technology. MSA Gallet enhances MSA's ability to fully integrate respiratory protection products with head protection – this is particularly important in the fire service market, where the integration of fire helmets and SCBA represents the next generation of safety technology."



The MSA Gallet TC 2000 Combat Helmet has remarkable ballistic performance and provides an unparalleled level of comfort. It is designed with an advanced suspension system that conforms to the head by use of body temperature.

MSA International

Around the globe, MSA is recognized for its history of proven excellence – in its products and services, as well as corporate citizenship. In more than 140 countries, MSA products are hard at work protecting health, safety and the environment. Through a strong network of 27 international affiliates, MSA fulfills its mission everyday so that men and women may work in safety and that they and their families and their communities may live in health throughout the world.



Developed by MSA Australia, the vented V-Gard® Advance™ Cap is MSA's latest combination of advanced features, including cooling vents for improved air circulation, lateral contours above the ear for easy integration of hearing protection, and lightweight design for added comfort.



The Motswadi Cap Lamp was developed to enhance the safety of miners by providing a continuous light source that ensures a miner will not be left in the dark. The Motswadi Cap Lamp was patented by MSA Africa for the South African safety market, including gold, platinum, coal and diamond mining.



Modeled after its successful North American counterpart, the Advantage® 200 LS is a new air purifying respirator from MSA Brazil. Supplied to customers throughout South America, the Advantage 200 LS respirator is used for protection from hazardous dust, mists, fumes and gases.

Some of the notable achievements for MSA International came from MSA Africa, headquartered in Johannesburg. The launching of the new Motswadi Cap Lamp, which in the local Sotho language means "my guardian light," proved to be an overwhelming success for MSA. The Motswadi is the first cap lamp to offer a low power, always-on auxiliary LED. The LED consumption is so low and robust that a worker trapped underground will have days of light.

As the largest supplier of safety equipment on the African continent, MSA has become synonymous with value and quality. This year, the MSA V-Gard® protective helmet was adopted as the head protection of choice for the Anglo Platinum Mining Group – the largest platinum mining group in the world.

To add to MSA's reputation as a leader in the safety industry, the Orion® Multigas Detector has been selected as the superior instrument by four of the five petroleum refineries in South Africa.

MSA Australia showed strong sales increases in supplied-air respirators, eye and face protection, head protection, disposable respirators and gas detecting instruments. Another notable accomplishment for MSA Australia in 2002 was becoming the leading supplier of Self-Contained Breathing Apparatus (SCBA) to the fire service market.

Performance of MSA companies in Brazil and Argentina was distinguished. Despite economic uncertainties, MSA Brazil continued a multi-year record of sales and earnings accomplishments. Within MSA's international regionalization initiative, the Diadema facility near São Paulo became an enhanced source of MSA products and technical support for the entire South American region. Rarely has a major country suffered so extensive an economic crisis as Argentina in 2002, yet, MSA Argentina was able to maintain service to customers and managed its operations to show a positive financial result. MSA Chile has become the regional center in the continent for fall protection, particularly for construction and mining.



The DF-7500 LEL Gas Monitor is a sensor/transmitter instrument manufactured by WUXI-MSA in Wuxi City, Jiangsu Province, Peoples Republic of China. It was developed in response to new local regulations aimed at modernizing equipment used by Chinese industry. The sensor/transmitter can be used in stand-alone mode, or it can be connected to a larger control system. The primary application and markets are combustible gas detection for the petrochemical, refining, and pipeline industries in China.

International Growth Initiative

MSA's global business is conducted in many languages and across all time zones. The International Growth Initiative was fully implemented and advanced in 2002. The objective of this strategic initiative is to harness the skills of MSA associates and apply them uniformly throughout the International Division, while focusing on areas of significant opportunity. This globalization of MSA is being accomplished by improving resource integration within distinct geographic regions (Asia-Australia, Latin America, Africa, and Middle East) and by the activities of multinational global sales and distribution teams.

Global sales and distribution teams are active and fully engaged in bringing the best customer service practices and world class products to international customers, many of whom are global in their scope as well.

Heroic Customer Service Efforts out of MSA Argentina

Leandro Vaquero (left)
Alejandro Escalante


MSA
Mine Safety Appliances Co



The new fall protection training tower at MSA Chile was built to educate and train workers on the correct use of MSA fall protection products. The tower offers workers an environment to practice safe ascent and descent techniques, as well as simulation training on confined space rescue operations. It also offers MSA the opportunity to promote its products and reinforce the fact that MSA makes products that customers can trust.

It was late in the day on a Friday when Gabriel Longhi, General Manager for MSA Argentina, received an emergency call from POOL International, a company in Neuquen, Argentina that provides drilling services to petroleum companies. They needed 10 Self-Contained Breathing Apparatus (SCBA) and 10 Responder® Gas Detectors immediately. MSA had the products in stock and could supply them, however, because local air transport companies would not accept filled SCBAs and because POOL International did not have an air compressor on site to fill empty SCBAs, ground transportation was necessary. Most private delivery services were closed for the day, and those that were open could not offer immediate service. "The only alternative we found was to make the delivery ourselves with our own van," Longhi explained.

POOL's work site was located about 930 miles south of MSA Argentina – 185 of those miles were desert land with poor road conditions and no access to gasoline stations. "I explained the situation to warehouse clerk Alejandro Escalante and, without hesitating, he offered to drive to the customer's site," said Longhi. "After working a full day, Escalante and another warehouse clerk, Leandro Vaquero, left the office at 8 p.m. with a van full of products and drove for 22 hours, reaching the customer's site in the shortest time possible."

The economic crisis in Argentina in 2002 was of historic proportions and unprecedented in the history of the Argentine nation. With personal dedication, hard work, and a focus on serving the safety needs of customers, associates at MSA Argentina persevered in 2002 and contributed to MSA's commendable performance in that country.

Safety and the Environment

...our mission is to be the leading innovator and provider of quality products, related technologies and services that protect people's health, safety and the environment.



Pennsylvania House Representative Daryl D. Metcalfe (second from left) presents a citation for watershed stewardship and environmental protection to MSA at the State Capitol Building. MSA associates from left are Larry Berger (Director of Environmental Affairs), Doug Logan (Manager of Health and Safety, Callery), Mark Finch (Director of Safety and Site Services, Callery), Brett Bosley (General Manager, Callery), Doug McClaine (Secretary and General Counsel), and Greg Haughey (Safety Specialist, Callery).

As a company dedicated to protecting health, safety and the environment, it is important for MSA to set the example of environmental stewardship – not just in MSA facilities, but in the community in general.

In 2002, MSA was honored by Pennsylvania Governor Mark Schweiker with the Governor's Award for Watershed Stewardship. This award is a result of the ongoing efforts of MSA's Callery Chemical Division to educate the community about the watershed in which the facility is located. Governor's Awards are among the most prestigious environmental awards in the United States.

Another notable safety achievement was attained by the Murrysville, Pennsylvania plant. It reduced the quantity of waste coolant oil generated by its operations to levels that will place it in the "small quantity generator" category, which is unusual for a facility of its size. Through use of preventive maintenance, improved synthetic oils, and careful oil segregation and management, the amount of waste oil generated at the Murrysville plant has been reduced 80% over 10 years.

In conjunction with the Butler County Planning Commission in Pennsylvania, MSA hosted an electronics recycling program funded by the United States Environmental Protection Agency. Almost 20 tons of electronics were collected, contributing to the reduction of energy and emissions associated with manufacturing new materials, and aiding in the reduction of electronics needlessly going to landfills.



The Permanent Instrument Assembly Department at MSA's Instrument Division has been making quality products in a safe manner for over two decades. This group of associates has logged over 25 years without a lost time accident. This outstanding achievement was the result of excellent training and procedures, consistent attention to work detail, the nurturing of a team-oriented environment, and a dedicated workforce.



MSA product donations have helped to make the new Butler County Training facility, located in Butler County, Pennsylvania, a state-of-the-art fire academy that provides a broad range of safety training including firefighting, hazardous materials, high angle rescue, vehicle rescue, and confined spaces training for paid and volunteer firefighters. "Thanks to MSA, firefighters can train on the equipment they use and trust," said Ben Cypher, Director of Training for the facility.

2002 Financial Contents



MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-looking Statements

The following discussion should be read in conjunction with the consolidated financial statements contained in this Annual Report to Shareholders. Certain statements contained in this discussion and elsewhere in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from expectations contained in such statements.

Factors that may materially affect financial condition and future results include: global economic conditions; the impact of unforeseen economic and political changes, including the threat of terrorism and its potential consequences; the timely and successful introduction of new products; the availability of funding in the fire service and homeland security markets; fluctuations in the cost and availability of key materials and components; the company's ability to generate sufficient cash flow to support capital expenditures, debt repayment, and general operating activities; the company's ability to achieve sales and earnings forecasts; the company's ability to successfully integrate acquisitions and complete divestitures; and interest and currency exchange rates.

The foregoing list of important factors is not exclusive. The company undertakes no obligation to publicly update or revise its forward-looking statements.

Critical Accounting Policies and Estimates

MSA prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires MSA to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. MSA bases its estimates and judgements on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. MSA evaluates these estimates and judgements on an on-going basis. Actual results may differ from these estimates and judgements.

MSA believes the following critical accounting policies affect its more significant estimates and judgements used in the preparation of the financial statements. MSA recognizes revenue from the sale of products when title, ownership, and risk of loss pass to the customers. Amounts billed to customers for shipping and handling are included in net sales. MSA records estimated reductions to sales for customer programs including volume-based incentives. If market conditions were to change, the amounts due to customers under these programs could differ from the recorded estimates. MSA maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of MSA's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. MSA provides for the estimated cost of product warranties at the time that sales are recognized. While MSA has extensive product quality programs and processes, the company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from MSA's estimates, revisions to the estimated warranty liability would be required. MSA maintains reserves covering the uninsured portion of product liability claims. These reserves are based on management's evaluation of known claims and actuarial valuations. Should actual claims be greater than MSA's estimates, additional product liability charges could be required. MSA writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions were less favorable than those projected by management, additional inventory write-downs could be required. MSA records an estimated income tax liability based on management's best judgement of the amounts likely to be paid in the various tax jurisdictions in which it operates. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded. Actuarial assumptions have a significant impact on the determination of net periodic pension costs and credits. If actual experience differs from these assumptions, future net periodic pension costs and credits could be adversely affected.

Significant accounting policies are described in note 1 to the consolidated financial statements.

Results of Operations

Corporate initiatives – MSA's performance in recent years is the result of a number of ongoing initiatives intended to improve competitive position and profitability through the development of key new products, increased focus on core safety products business competencies, selective entry into emerging geographic markets, and continuing emphasis on operating cost control.

During the second quarter of 2002, MSA acquired CGF Gallet, of Lyon, France, the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The Gallet acquisition reflects MSA's ongoing strategy of identifying and making targeted acquisitions in focused product and geographic markets. The Gallet product line complements MSA's established line of fire service products and provides the company with opportunities in other areas where Gallet is strong – such as in the law enforcement, military, and aviation markets. Gallet is being integrated into MSA's operations and its products are being marketed under the MSA Gallet name.

In November, the company announced its decision to explore strategic options regarding the future operations of Callery Chemical, a division that develops, manufactures, and sells alkali metal strong bases and borane chemicals. These specialty chemicals are used in pharmaceuticals, agricultural chemicals, plastics, and a number of other applications. Current discussions with potential purchasers could result in the division being sold for a gain during 2003. The divestiture of the specialty chemical business will better position the company to focus on its core safety products business. The results of the division and the assets expected to be sold have been reported as discontinued operations and assets held for sale in the accompanying financial statements.

Making it easy for customers to do business with us has always been a priority at MSA. This commitment is evident in our award-winning Pittsburgh based customer service center which gives customers in the U.S. and Canada access to knowledgeable and responsive one-stop-shopping. To further enhance our interface with our distributor partners and end-users worldwide, MSA recently introduced new e-business capabilities. Through our ePartner website, our distributor partners in North America and Europe can access the MSA product catalog, check product availability, view order and account status, configure assemble-to-order products, and enter orders.

2002 versus 2001 – Sales for 2002 were $564.4 million, an increase of $54.7 million, or 11%, from $509.7 million in 2001.

Sales by North American operations were $369.7 million in 2002, an increase of $26.1 million, or 8%, from $343.6 million in 2001. The sales improvement occurred in the United States and is largely related to higher shipments of gas masks to the military and homeland security markets. Sales to the fire service market were relatively flat year-to-year with increased shipments of self-contained breathing apparatus being offset by lower shipments of thermal imaging cameras. Thermal imaging camera sales are dependent on the level of federal government funding provided to local fire departments. During 2002 much of this funding was diverted to meeting homeland security requirements. Sales of instruments and fall protection equipment were slightly lower in 2002, reflecting sluggishness in industrial markets.

Sales by European operations were $122.4 million in 2002, an increase of $28.2 million, or 30%, from $94.2 million in 2001. A significant portion of the improvement was due to the acquisition of Gallet Helmets during the second quarter. European sales also benefited from strong shipments of escape breathing devices for use in the merchant marine fleet. When stated in U.S. dollars, European sales also benefited from the currency translation effects of a strong Euro.

Sales by International operations were $72.2 million in 2002 compared to $71.7 million in 2001, an increase of $471,000, or 1%. Local currency sales growth of approximately 7% was offset by unfavorable currency translation effects when stated in U.S. dollars. Local currency sales growth was achieved in Africa, Brazil, and Australia.

Gross profit for 2002 was $212.8 million, an increase of $12.7 million, or 6%, from $200.1 million in 2001. The ratio of gross profit to sales was 37.7% in 2002 compared to 39.2% in 2001. The lower gross profit percentage is largely related to sales mix changes and somewhat lower gross margins in North American industrial markets.

Research and development expenses, which are included in cost of products sold, were $20.4 million in 2002, an increase of $3.7 million, or 22%, from $16.7 million in 2001. These expenses relate to safety products equipment research and development activities primarily in the U.S. and Europe. The increase reflects higher research and development costs in the U.S. and in Europe due to the acquisition of Gallet.

Selling, general and administrative expenses increased $10.8 million, or 8% to $140.9 million in 2002, but decreased as a percent of sales to 25.0% in 2002 compared to 25.5% in 2001. The increase in selling, general and administrative expenses occurred in North America and Europe and reflects costs associated with higher sales volumes, higher insurance costs, and the acquisition of Gallet.

Depreciation and amortization expense was $21.5 million in 2002, a decrease of $1.1 million, or 5%, from $22.6 million in 2001. As required by FAS No. 142, goodwill amortization was discontinued at the beginning of 2002. Goodwill amortization expense was $2.2 million in 2001. The decrease associated with the absence of goodwill amortization in 2002 was partially offset by the inclusion of Gallet depreciation and regular asset additions.

Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 6, pension credits, combined with pension costs, resulted in net pension credits of $13.1 million in 2002 and $15.0 million in 2001. The current recognition of pension income is primarily the result of the exceptional investment performance of the U.S. pension fund over the past ten years. During that period, the investment performance of the MSA Noncontributory Pension Fund has ranked among the top 10% of all U.S. pension funds. Future net pension credits can be volatile depending on the future performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit pay-out levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, income would be adversely affected.

Interest expense in 2002 was $4.8 million compared to $5.3 million in 2001. The decrease relates to reductions in long term debt and average short term borrowings.

Currency exchange gains of $191,000 were recorded in 2002 compared to a loss of $1.2 million in 2001. The favorable swing was primarily due to the strengthening of the Euro during 2002. The most significant losses from currency valuation changes in 2001 related to the strengthening of the U.S. dollar against the Canadian dollar.

Other income, for which further information is included in note 14, was $2.3 million in 2002 compared to $2.8 million in 2001.

The effective income tax rate for continuing operations, for which further information is included in note 3, was 35.1% in 2002 and 40.7% in 2001. The effective tax rate in 2002 was lower than in 2001 due to favorable tax effects associated with the charitable donation of property and adjustments to prior year tax provisions, net of valuation allowances taken on deferred tax assets. The 2001 effective tax rate included the recognition of a valuation allowance on deferred tax assets related to foreign tax credit carry-forwards in the U.S. and improved earnings in high tax rate countries.

Net income from continuing operations was $31.2 million in 2002, an increase of $5.4 million, or 21%, over 2001 net income from continuing operations of $25.9 million. Continuing operations basic earnings per share of common stock improved to $2.56 in 2002 compared to $2.17 in 2001.

Income from discontinued operations, for which further information is included in note 17, was $3.9 million in 2002, a decrease of $1.9 million, or 33%, from $5.8 million in 2001. The decrease reflects lower sales and gross margin percentages in 2002.

Net income for 2002 was $35.1 million, an increase of $3.5 million, or 11%, over 2001 net income of $31.6 million. Basic earnings per share of common stock improved to $2.88 in 2002 compared to $2.65 in 2001.

2001 versus 2000 – Sales for 2001 were $509.7 million, an increase of $41.4 million, or 9%, from $468.3 million in 2000.

Sales by North American operations were $343.6 million in 2001, an increase of $47.8 million, or 16%, from $295.8 million in 2000. Approximately half of the sales increase was related to shipments of self-contained breathing apparatus, thermal imaging cameras and fire helmets to the fire service market. Gas mask and respirator sales increased throughout the year, but spiked late in the year in response to the September 11 disasters. Rescue and recovery efforts and heightened emphasis on domestic preparedness and homeland security increased demand for these products. Sales of fall protection equipment also grew in 2001, primarily due to the acquisition of Surety Manufacturing and Testing, Ltd. during the first quarter. Instrument sales were also higher during 2001, particularly in permanent instruments, reflecting market acceptance of the Ultima and other new products.

Sales by European operations were $94.2 million in 2001, a decrease of $4.9 million, or 5%, from $99.1 million in 2000. The negative currency translation effects of a strong U.S. dollar accounted for approximately $4.0 million of this decrease. Higher local currency sales in most European markets were offset by lower sales in Sweden and Switzerland, where distribution businesses were divested during 2001.

Sales by International operations were $71.7 million in 2001 compared to $73.2 million in 2000, a decrease of $1.5 million, or 2%. Local currency sales growth of approximately 12% was offset by unfavorable currency translation effects when stated in U.S. dollars. Substantial local currency sales growth was achieved in Brazil.

Gross profit for 2001 was $200.1 million, an increase of $25.8 million, or 15%, from $174.3 million in 2000. The ratio of gross profit to sales was 39.2% in 2001 compared to 37.2% in 2000. The improved gross profit percentage accounts for almost half of the increase in gross profit dollars. The higher gross profit percentage reflects improvements in production efficiency and inventory management in North America and Europe.

Research and development expenses, which are included in cost of products sold, were $16.7 million in 2001, an increase of $752,000, or 5%, from $16.0 million in 2000. These expenses related to safety products equipment research and development activities primarily in the U.S. and Germany.

Depreciation, selling and administrative expenses increased $6.9 million, or 7%, to $152.7 million in 2001, but decreased as a percent of sales to 30.0% in 2001 compared to 31.1% in 2000. The increase in depreciation, selling and administrative expenses occurred in North America and reflects costs associated with higher sales volumes and a full year's amortization of goodwill related to mid-2000 acquisitions. Depreciation, selling and administrative expenses at international operations were generally flat year-to-year.

Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 6, pension credits, combined with pension costs, resulted in net pension credits of $15.0 million in 2001 and $14.9 million in 2000. Net pension credits in 2000 included credits of $2.4 million related to settlement and curtailment gains in Canada and Britain.

Interest expense in 2001 was $5.3 million compared to $4.0 million in 2000. The increase relates to a full year's interest expense on additional borrowings made during 2000 to finance acquisitions and common share repurchases by the company.

Currency exchange losses of $1.2 million were incurred in 2001 compared to a gain of $444,000 in 2000. The unfavorable swing was primarily related to the strengthening of the U.S. dollar against the Canadian dollar. The most significant gains from currency valuation changes in 2000 occurred in Mexico.

Other income, for which further information is included in note 14, was $2.8 million in 2001 compared to $2.4 million in 2000.

The effective income tax rate for continuing operations, for which further information is included in note 3, was 40.7% in 2001 and 31.1% in 2000. The effective rate in 2001 was higher than the U.S. statutory income tax rate primarily due to the recognition of a valuation allowance on deferred tax assets related to foreign tax credit carry-forwards in the U.S. and improved earnings in high tax rate countries. The lower rate in 2000 was primarily due to operating losses in Germany and adjustments to prior year foreign sales corporation tax benefits in the U.S.

Net income from continuing operations for 2001 was $25.9 million, an increase of $7.0 million, or 37%, over 2000 net income of $18.9 million. Continuing operations basic earnings per share of common stock improved to $2.17 in 2001 compared to $1.54 in 2000.

Income from discontinued operations, for which further information is included in note 17, was $5.8 million in 2001, an increase of $1.4 million, or 32%, from $4.4 million in 2000. The increase was primarily due to stronger gross margins in 2001.

Net income for 2001 was $31.6 million, an increase of $8.4 million, or 36%, over 2000 net income of $23.2 million. Basic earnings per share of common stock improved to $2.65 in 2001 compared to $1.89 in 2000.

Liquidity and Financial Condition

Continuing operations provided cash of $42.9 million in 2002 compared to providing $20.2 million in 2001. The increase was related to higher net income and favorable changes in operating assets and liabilities. In 2002, increases in receivables used cash of $3.0 million compared to using $16.8 million in 2001. Reductions in inventory provided $5.5 million of cash in 2002 compared to increases in inventory using $10.7 million in 2001. Trade receivables related to continuing operations were $58.6 million at December 31, 2002. Trade receivables for continuing operations expressed in number of days sales outstanding was 38 days at December 31, 2002, compared to 36 days at the end of 2001. Other receivables were $35.5 million at December 31, 2002 and $38.3 million at December 31, 2001, representing the company's retained interest in securitized receivables. Inventories of continuing operations were $76.7 million at December 31, 2002. Inventories of continuing operations measured against sales turned 7.4 times in 2002 and 7.3 times in 2001. Cash provided by continuing operations in 2001 was $24.9 million lower than in 2000. Net income for 2001 was higher than in 2000, however, cash flow in 2000 benefited from significant reductions in receivables and inventories.

Cash provided by discontinued operations in 2002 was $1.2 million lower than in 2001. The decrease is primarily due to lower income. Cash provided by discontinued operations in 2001 was $4.2 million higher than in 2000, reflecting higher income.

Investing activities used cash of $34.0 million in 2002 compared to using $20.1 million in 2001. The increase in cash used for investing activities was primarily related to higher spending on acquisitions and lower cash received on property disposals. In 2002, net cash of approximately $14.5 million was used for the acquisition of CGF Gallet. In 2001, cash was used for the acquisition of Surety Manufacturing and Testing, Ltd. Property disposals provided cash of $649,000 in 2002 compared to providing $6.7 million in 2001, which included cash received on sales of property in Europe. Cash used for investing activities in 2001 was $22.4 million lower than in 2000, primarily due to lower spending on acquisitions. In 2000, $29.5 million of cash was used for the acquisitions of CairnsHelmets and ISI Group, Inc. Capital expenditures of $19.9 million in 2002, $20.0 million in 2001 and $16.1 million in 2000 were primarily related to purchases of new or replacement tooling and production equipment.

Financing activities used cash of $7.1 million in 2002 compared to using $6.3 million in 2001. The increased use of cash for financing activities reflects higher dividend payments and lower net proceeds from company stock sales and repurchases. Financing activities used cash of $6.3 million in 2001 compared to providing $4.1 million in 2000. In 2000, the company issued $40.0 million of private placement debt which was partially used to finance acquisitions and common stock repurchases. Dividends paid on common stock during 2002 (the 85th consecutive year of dividend payment) were 65 cents per share. Dividends paid per share in 2001 and 2000 were 54 cents and 47 cents, respectively. As of December 31, 2002, an additional 43,274 shares of common stock may be repurchased under current authorizations.

The average amount of short term debt outstanding during 2002 and 2001 was $3.1 million and $4.2 million, respectively. Credit available with financial institutions at December 31, 2002 was the U.S. dollar equivalent of $18.7 million, of which $9.6 million was unused. Long-term debt, including the current portion, at December 31, 2002 was $69.3 million, or 19.3% of total capital. Total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity.

Outstanding indebtedness at December 31, 2002 and 2001 was as follows:

(In thousands)	2002	2001
Bank lines of credit	$ 9,096	$ 2,167
Industrial development debt	10,750	10,750
Senior notes	56,000	60,000
Other	2,564	906
	78,410	73,823
Current portion	(14,060)	(6,442)
	64,350	67,381

Accounts Receivable Securitization

As described in note 10, the company sells eligible trade accounts receivable to Mine Safety Funding Corporation (MSF), an unconsolidated wholly-owned subsidiary. MSF was established in November 1999 to provide the company with an inexpensive and reliable source of financing to replace borrowings under short term lines of credit. Under accounting principles generally accepted in the United States of America, MSF is not consolidated with MSA because legally it is a bankruptcy remote entity. In the event that MSA declared bankruptcy all cash collections on trade receivables owned by MSF would first be used to satisfy MSF's borrowings before any remaining proceeds could be returned to MSA. This arrangement permits MSF to borrow at advantageous interest rates using its portfolio of trade receivables as security. As a result of the securitization agreement, $29.0 million of accounts receivable and short-term debt has been removed from the company's December 31, 2002 balance sheet. At December 31, 2001, $25.0 million of accounts receivable and short-term debt were removed from the company's balance sheet under this arrangement.

Cumulative Translation Adjustments

The year-end position of the U.S. dollar relative to international currencies resulted in translation gains of $5.8 million being credited to the cumulative translation adjustments shareholders' equity account in 2002, compared to losses of $4.9 million in 2001 and $5.9 million in 2000. Translation gains in 2002 occurred primarily in Europe and reflect the significant strengthening of the Euro. These gains were partially offset by losses in South America. Translation losses in 2001 occurred primarily in South Africa, Brazil, Chile and most European countries. The losses in 2000 occurred primarily in Australia, South Africa, Britain, Canada, and Germany.

Contractual Cash Obligations

The company is obligated to make future payments under various contracts such as debt and lease agreements. Significant contractual cash obligations of MSA as of December 31, 2002 were as follows:

(In thousands)	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$69,314	$4,964	$4,679	$4,557	$8,140	$ 87	$46,887
Operating leases	9,508	2,583	1,903	1,293	835	645	2,249
	78,822	7,547	6,582	5,850	8,975	732	49,136

Financial Instrument Market Risk

Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. The company is exposed to market risks related to currency exchange rates and interest rates.

Currency exchange rate sensitivity – By the very nature of its global operations, the company's cash flow and earnings are subject to fluctuations due to exchange rate changes. Because the company operates in a number of locations around the world, currency exchange risk is well diversified. When appropriate, the company may attempt to limit its exposure to changes in currency exchange rates through both operational and financial market actions. These actions may include contracts and other actions designed to hedge existing exposures by essentially creating offsetting currency exposures. At December 31, 2002 and 2001 contracts for the purpose of hedging currency were not significant.

Interest rate sensitivity – The company is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, the fair values of these financial instruments approximate cost at December 31, 2002 and 2001. The incremental increase in the fair value of fixed rate long term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.2 million. However, the company's sensitivity to interest rate declines and the corresponding increase in the fair value of its debt portfolio would unfavorably affect earnings and cash flows only to the extent that the company elected to repurchase or retire all or a portion of its fixed rate debt portfolio at prices above carrying values.

Related Party Transactions

Transactions with related parties are made at negotiated prices and were not material to the financial position or results of operations of MSA at December 31, 2002.

Recently Issued Accounting Standards

FAS 143, Accounting for Asset Retirement Obligations, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The company does not expect that the adoption of this statement, which is effective January 1, 2003, will have a significant effect on its results or financial position.

FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, requires that costs associated with exit or disposal activities be recognized when the liability is incurred rather than at the date of commitment to an exit or disposal plan. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the adoption of this statement will have a significant effect on its results or financial position.

FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and requires the recognition of a liability at fair value by the guarantor at the inception of a guarantee. The disclosure requirements are effective as of December 31, 2002. The initial measurement and recognition provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The company does not expect that the adoption of this interpretation will have a significant effect on its financial statements.

Common Stock

At December 31, 2002, there were 12,207,029 shares of common stock outstanding. There were approximately 1,000 identifiable common stockholders on November 22, 2002, a recent date for dividends. Common stock price and volume information is included on the American Stock Exchange under the symbol MSA. The quarterly high and low price quotations and cash dividend information for common shares follow:

	2002		2001	
Quarter	High	Low	High	Low
First	$43.20	$35.35	$25.65	$22.00
Second	50.50	35.00	34.25	25.45
Third	40.75	31.90	47.92	30.35
Fourth	39.25	27.40	51.90	32.10

Quarter	Dividend Per Share	Record Date	Payment Date
		2002	
First	$ .14	Feb. 22, 2002	Mar. 10, 2002
Second	.17	May 17, 2002	Jun. 10, 2002
Third	.17	Aug. 26, 2002	Sep. 10, 2002
Fourth	.17	Nov. 22, 2002	Dec. 10, 2002
Total	.65		
		2001	
First	$ .12	Feb. 23, 2001	Mar. 10, 2001
Second	.14	May 14, 2001	Jun. 8, 2001
Third	.14	Aug. 24, 2001	Sep. 10, 2001
Fourth	.14	Nov. 23, 2001	Dec. 10, 2001
Total	.54		

The company's stock transfer agent is Wells Fargo Shareowner Services, 161 North Concord Exchange, P. O. Box 738, South St. Paul, MN 55075-0738.

Responsibility Statements

Responsibility for Financial Statements

The management of Mine Safety Appliances Company prepared the accompanying financial statements and is responsible for their integrity and objectivity. These statements were prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on management's best estimates and judgements. The other information in this annual report is consistent with the financial statements.

The company maintains a system of internal controls, including accounting controls, and a program of internal auditing. The system of controls provides for appropriate procedures that are consistent with high standards of accounting and administration. Management believes that the company's system of internal accounting controls provides reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition and that the financial records are reliable for use in preparing financial statements.

Management recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in a broad business ethics policy that addresses, among other things, conduct of business activities within the laws of the United States and other countries in which the company operates and potential conflicts of interests of its associates.

The Board of Directors, through its Audit Committee, assumes an oversight role in the preparation of the financial statements. The Audit Committee meets at least twice a year with the company's independent accountants and internal auditors to discuss the scope of their work and the results of their examinations.

Dennis L. Zeitler
Vice President
Chief Financial Officer
and Treasurer

Report of Independent Accountants

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in retained earnings and accumulated other comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17, the Company has met the requirements under Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" to classify the results of its Callery Chemical Division as a discontinued operation and the assets as held for sale.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
February 21, 2003

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

Year Ended December 31	2002	2001	2000
Net sales	$564,426	$509,736	$468,307
Other income	2,271	2,776	2,444
	566,697	512,512	470,751
Costs and expenses			
Cost of products sold	351,587	309,680	293,960
Selling, general and administrative	140,924	130,092	124,840
Depreciation and amortization	21,525	22,590	20,936
Interest	4,769	5,349	4,040
Currency exchange (gains) losses	(191)	1,197	(444)
	518,614	468,908	443,332
Income from continuing operations before income taxes	48,083	43,604	27,419
Provision for income taxes	16,870	17,753	8,531
Net income from continuing operations	31,213	25,851	18,888
Net income from discontinued operations	3,864	5,780	4,351
Net income	$ 35,077	$ 31,631	$ 23,239
Basic earnings per common share:			
Continuing operations	$ 2.56	$ 2.17	$ 1.54
Discontinued operations	.32	.48	.35
Net income	$ 2.88	$ 2.65	$ 1.89
Diluted earnings per common share:			
Continuing operations	$ 2.54	$ 2.13	$ 1.53
Discontinued operations	.31	.48	.35
Net income	$ 2.85	$ 2.61	$ 1.88

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)

December 31		2002	2001
Assets			
Current Assets	Cash and cash equivalents	$ 36,477	$ 26,701
	Trade receivables, less allowance for doubtful accounts of $4,134 and $2,956	58,648	50,704
	Other receivables	35,456	38,325
	Inventories	76,748	77,874
	Deferred tax assets	20,396	13,633
	Prepaid expenses and other current assets	10,157	10,449
	Assets held for sale	45,062	
	Total current assets	282,944	217,686
Property	Land	4,800	4,661
	Buildings	87,333	102,555
	Machinery and equipment	250,797	272,284
	Construction in progress	5,580	8,289
	Total	348,510	387,789
	Less accumulated depreciation	(222,905)	(236,128)
	Net property	125,605	151,661
Other Assets	Prepaid pension cost	107,338	92,437
	Deferred tax assets	7,800	12,694
	Goodwill	42,963	33,722
	Other noncurrent assets	13,115	12,498
	Total	$579,765	$520,698
Liabilities			
Current Liabilities	Notes payable and current portion of long-term debt	$ 14,060	$ 6,442
	Accounts payable	30,979	24,751
	Employees' compensation	16,216	14,368
	Insurance	8,899	9,267
	Taxes on income	3,748	4,812
	Other current liabilities	25,798	22,860
	Total current liabilities	99,700	82,500
Long-Term Debt		64,350	67,381
Other Liabilities	Pensions and other employee benefits	61,198	55,428
	Deferred tax liabilities	61,402	56,053
	Other noncurrent liabilities	4,053	5,832
	Total other liabilities	126,653	117,313
Shareholders' Equity			
	Preferred stock, 4½% cumulative, $50 par value (callable at $52.50)	3,569	3,569
	Common stock, no par value (shares outstanding: 2002—12,207,029 2001—12,100,727)	28,626	25,386
	Stock compensation trust	(21,697)	(22,179)
	Treasury shares, at cost	(134,827)	(133,981)
	Deferred stock compensation	(801)	(652)
	Accumulated other comprehensive income	(20,501)	(26,216)
	Earnings retained in the business	434,693	407,577
	Total shareholders' equity	289,062	253,504
	Total	$579,765	$520,698

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)

Year Ended December 31	2002	2001	2000
Operating Activities			
Net income	$35,077	$31,631	$23,239
Depreciation and amortization	21,525	22,590	20,936
Pensions	(13,125)	(14,962)	(14,900)
Net gain on sale of investments and assets	(35)	(1,764)	(2,136)
Deferred income taxes	4,765	9,259	3,432
Net income from discontinued operations	(3,864)	(5,780)	(4,351)
Receivables and other receivables	(3,008)	(16,846)	5,309
Inventories	5,518	(10,716)	6,683
Accounts payable and accrued liabilities	(3,616)	(2,955)	5,476
Other assets and liabilities	(1,775)	4,132	237
Other—including currency exchange adjustments	1,457	5,561	1,114
Cash Flow From Continuing Operations	42,919	20,150	45,039
Cash Flow From Discontinued Operations	6,412	7,635	3,439
Cash Flow From Operating Activities	49,331	27,785	48,478
Investing Activities			
Property additions	(19,946)	(19,987)	(16,067)
Property disposals	649	6,685	3,428
Acquisitions, net of cash acquired, and other investing	(14,668)	(6,765)	(29,796)
Cash Flow From Investing Activities	(33,965)	(20,067)	(42,435)
Financing Activities			
Additions to long-term debt	677	12	40,720
Reductions of long-term debt	(7,089)	(5,259)	(640)
Changes in notes payable and short-term debt	5,578	1,150	(2,276)
Cash dividends	(7,961)	(6,480)	(5,881)
Company stock purchases	(846)	(3,227)	(54,948)
Company stock sales	2,508	7,477	27,088
Cash Flow From Financing Activities	(7,133)	(6,327)	4,063
Effect of exchange rate changes on cash	1,543	(1,231)	(673)
Increase in cash and cash equivalents	9,776	160	9,433
Beginning cash and cash equivalents	26,701	26,541	17,108
Ending cash and cash equivalents	$36,477	$26,701	$26,541
Supplemental cash flow information:			
Interest payments	$ 5,890	$ 6,566	$ 3,419
Income tax payments	18,546	9,765	6,789
Noncash investing activity:			
Investment sold for other current assets			1,334

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME

(In thousands)	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
Balances January 1, 2000	$365,068	$(14,831)	
Net income	23,239		$23,239
Cumulative translation adjustments		(5,921)	(5,921)
Minimum pension liability adjustments (a)		(117)	(117)
Comprehensive income			$17,201
Common dividends	(5,832)		
Preferred dividends	(49)		
Balances December 31, 2000	382,426	(20,869)	
Net income	31,631		$31,631
Cumulative translation adjustments		(4,934)	(4,934)
Minimum pension liability adjustments (a)		(413)	(413)
Comprehensive income			$26,284
Common dividends	(6,432)		
Preferred dividends	(48)		
Balances December 31, 2001	407,577	(26,216)	
Net income	35,077		$35,077
Cumulative translation adjustments		5,772	5,772
Minimum pension liability adjustments (a)		(57)	(57)
Comprehensive income			$40,792
Common dividends	(7,914)		
Preferred dividends	(47)		
Balances December 31, 2002	$434,693	$(20,501)	

(a) – Charges to minimum pension liability adjustments in 2002, 2001 and 2000 are net of tax benefit of $38,000, $275,000 and $78,000, respectively.

Components of accumulated other comprehensive income are as follows:

	(In thousands)		
	2002	2001	2000
Cumulative translation adjustments	$(19,593)	$(25,365)	$(20,431)
Minimum pension liability adjustments	(908)	(851)	(438)
Accumulated other comprehensive income	$(20,501)	$(26,216)	$(20,869)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation – The consolidated financial statements include the accounts of the company and all subsidiaries except Mine Safety Funding Corporation. Intercompany accounts and transactions are eliminated. To facilitate timely reporting, several international subsidiaries have November 30th fiscal year ends. Certain prior year amounts have been reclassified to conform with the current year presentation.

Currency Translation – The functional currency of all significant foreign subsidiaries is the local currency. Assets and liabilities of these subsidiaries are translated at year-end exchange rates. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments for these companies are reported as a component of shareholders' equity and are not included in income. Foreign currency transaction gains and losses are included in net income for the period.

Cash Equivalents – Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

Inventories – Inventories are stated at the lower of cost or market. Most U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued on the average cost method or at standard costs which approximate actual costs.

Property and Depreciation – Property is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in income and the cost and related depreciation are removed from the accounts.

Goodwill and Other Intangible Assets – Effective January 1, 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment write-down tests that must be performed at least annually. For years ending prior to 2002, goodwill was amortized on a straight line basis over periods not exceeding 35 years. Other intangible assets are amortized on a straight-line basis over their useful lives.

Revenue Recognition – Revenue from the sale of products is recognized when title, ownership, and risk of loss pass to the customer.

Shipping and Handling – Shipping and handling expenses for products sold to customers are charged to cost of products sold as incurred. Amounts billed to customers for shipping and handling are included in net sales.

Research and Development – Research and development costs are charged to cost of products sold as incurred.

Income Taxes – Deferred income taxes are provided for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. No provision is made for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Where it is contemplated that earnings will be remitted, credits for foreign taxes already paid are expected to generally offset applicable U.S. income taxes. In cases where they will not offset U.S. income taxes, appropriate provisions are recorded.

Stock-Based Compensation Plans – The company applies the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost is recognized for stock option grants. Compensation cost for restricted stock awards is measured at the market value of the shares when awarded. Unearned stock compensation is reported in shareholders' equity and is charged to income over the restriction period.

Recently Issued Accounting Standards – FAS 143, Accounting for Asset Retirement Obligations, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The company does not expect that the adoption of this statement, which is effective January 1, 2003, will have a significant effect on its results or financial position.

FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, requires that costs associated with exit or disposal activities be recognized when the liability is incurred rather than at the date of commitment to an exit or disposal plan. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the adoption of this statement will have a significant effect on its results or financial position.

FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and requires the recognition of a liability at fair value by the guarantor at the inception of a guarantee. The disclosure requirements are effective as of December 31, 2002. The initial measurement and recognition provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The company does not expect that the adoption of this interpretation will have a significant effect on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Segment Information

The company is organized into three geographic operating segments: North America, Europe, and International. The company is engaged in the manufacture and sale of safety and health equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, thermal imaging cameras and monitoring instruments. In addition, the company manufactures and sells specialty chemicals, including boron-based chemicals.

Reportable segment information is presented in the following table:

(In thousands)	North America	Europe	International	Reconciling items	Consolidated totals
2002					
Sales to external customers	$369,728	$122,377	$ 72,206	$ 115	$564,426
Intercompany sales	21,472	35,733	3,116	(60,321)	
Net income from continuing operations	26,732	2,519	2,372	(410)	31,213
Net income from discontinued operations	3,864				3,864
Total assets continuing operations	363,999	145,663	50,364	(25,323)	534,703
Assets held for sale	45,062				45,062
Interest income	424	142	281	106	953
Interest expense	4,501	67	201		4,769
Noncash items:					
Depreciation and amortization	16,012	4,446	1,047	20	21,525
Pension income (expense)	16,360	(3,123)	(112)		13,125
Equity in earnings of affiliates			23		23
Income tax provision	13,900	1,056	1,647	267	16,870
Investments in affiliates	1,374		158		1,532
Property additions	15,412	3,698	831	5	19,946
Fixed assets	95,411	25,329	4,824	41	125,605
2001					
Sales to external customers	343,646	94,187	71,735	168	509,736
Intercompany sales	20,074	21,668	2,124	(43,866)	
Net income from continuing operations	22,575	130	3,619	(473)	25,851
Net income from discontinued operations	5,780				5,780
Total assets	399,912	96,372	48,816	(24,402)	520,698
Interest income	513	146	408	116	1,183
Interest expense	4,844	156	349		5,349
Noncash items:					
Depreciation and amortization	17,714	3,680	1,170	26	22,590
Pension income (expense)	17,885	(2,783)	(140)		14,962
Equity in earnings of affiliates			40		40
Income tax provision	15,094	900	1,732	27	17,753
Investments in affiliates	1,374		135		1,509
Property additions	13,407	4,916	1,621	43	19,987
Fixed assets	127,461	18,118	6,033	49	151,661
2000					
Sales to external customers	295,789	99,119	73,199	200	468,307
Intercompany sales	25,573	16,389	1,453	(43,415)	
Net income from continuing operations	17,525	(2,225)	3,624	(36)	18,888
Net income from discontinued operations	4,351				4,351
Total assets	365,035	93,955	50,296	(19,603)	489,683
Interest income	604	285	329	25	1,243
Interest expense	3,329	216	495		4,040
Noncash items:					
Depreciation and amortization	16,123	3,374	1,314	125	20,936
Pension income (expense)	16,640	(1,552)	(188)		14,900
Equity in earnings of affiliates			25		25
Income tax provision (benefit)	8,721	(2,041)	1,776	75	8,531
Investments in affiliates	1,358		95		1,453
Property additions	10,738	3,630	1,694	5	16,067
Fixed assets	132,597	20,681	6,290	18	159,586

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Sales are attributed to segments and countries based on the location of the selling company. Sales to external customers in Germany were $50,925,000 in 2002, $46,865,000 in 2001, and $47,471,000 in 2000.

Note 3 – Income Taxes

The U.S. and non-U.S. components of income before income taxes and provisions for income taxes are summarized as follows:

	(In thousands)		
	2002	2001	2000
Income From Continuing Operations Before Income Taxes			
U.S. income	$47,850	$34,190	$25,422
Non-U.S. income	10,190	6,226	6,080
Currency translation losses	(317)	(776)	
Eliminations	(9,640)	3,964	(4,083)
Income Before Income Taxes	48,083	43,604	27,419
Provision For Income Taxes			
Current			
Federal	8,115	5,370	1,199
State	610	404	512
Non-U.S.	3,380	2,720	3,388
Total current provision	12,105	8,494	5,099
Deferred			
Federal	4,101	8,377	5,150
State	936	1,732	1,137
Non-U.S.	(272)	(850)	(2,855)
Total deferred provision	4,765	9,259	3,432
Provision for Income Taxes	16,870	17,753	8,531

The following is a reconciliation of the U.S. Federal income tax rate to the effective tax rate for continuing operations:

	2002	2001	2000
Provision for income taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	3.2	3.9
Effects of foreign operations	(.5)	.4	(3.5)
Charitable contribution	(1.4)		
Valuation allowance	3.2	2.3	
Adjustment of prior years income taxes	(3.8)		(3.4)
Other—net	(.3)	(.2)	(.9)
Provision for income taxes	35.1%	40.7%	31.1%

The components of deferred taxes are as follows:

	2002	2001
Deferred tax assets		
Postretirement benefits	$ 5,628	$ 5,701
Inventory reserves	4,836	3,463
Vacation allowances	2,560	2,441
Net operating losses	5,023	6,629
Foreign tax credit carryforwards (expiring between 2003 and 2007)	1,975	2,099
Liability insurance	1,363	1,931
Basis of capital assets	5,105	886
Intangibles	1,371	679
Warranties	1,016	997
Other	3,734	2,504
Total deferred tax assets	32,611	27,330
Valuation allowance	(1,975)	(1,000)
Net deferred tax assets	30,636	26,330
Deferred tax liabilities		
Depreciation	(26,213)	(24,234)
Pension	(37,296)	(32,511)
Other	(333)	689
Total deferred tax liabilities	(63,842)	(56,056)
Net deferred taxes	(33,206)	(29,726)

Net operating loss carryforwards of $4,552,000 have no expiration date and $471,000 expire in 2008.

Undistributed earnings of international companies for which U.S. income taxes have not been provided were $85,535,000 at December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Capital Stock

- Common stock, no par value - 60,000,000 shares authorized
- Second cumulative preferred voting stock, $10 par value - 1,000,000 shares authorized; none issued
- 4½% cumulative preferred nonvoting stock, $50 par value - 100,000 shares authorized; 71,373 shares issued and 50,313 shares ($1,629,000) held in treasury (no activity in 2002 and 2000; 600 shares, $21,000, purchased for treasury in 2001)

Common stock activity is summarized as follows:

	Shares			Dollars (In thousands)		
	Shares Issued	Stock Compensation Trust	Shares in Treasury	Shares Issued	Stock Compensation Trust	Treasury Cost
Balances January 1, 2000	6,778,599	(567,630)	(1,919,298)	$ 12,596	$ (26,679)	$ (95,154)
Restricted stock awards (pre-split)		19,760		318	929	
Treasury shares purchased (pre-split)			(74,616)			(4,994)
Three-for-one stock split	13,557,198	(1,095,740)	(3,987,828)			
Restricted stock awards forfeited (post-split)			(2,790)			(58)
Stock options exercised (post-split)		4,290		21	67	
Treasury shares purchased (post-split)			(2,009,322)			(49,954)
Treasury shares issued (post-split)			1,125,000	5,906		21,094
Balances December 31, 2000	20,335,797	(1,639,320)	(6,868,854)	18,841	(25,683)	(129,066)
Restricted stock awards		860		12	13	
Restricted stock awards forfeited			(3,900)			(80)
Stock options exercised	147,254	223,087		4,226	3,491	
Tax benefit on exercise of stock options				2,307		
Treasury shares purchased			(94,197)			(3,206)
Balances December 31, 2001	20,483,051	(1,415,373)	(6,966,951)	25,386	(22,179)	(132,352)
Restricted stock awards	23,198			915		
Stock options exercised	73,860	30,744		1,786	482	
Tax benefit on exercise of stock options				539		
Treasury shares purchased			(21,500)			(846)
Balances December 31, 2002	20,580,109	(1,384,629)	(6,988,451)	28,626	(21,697)	(133,198)

On May 10, 2000, the company's shareholders approved a three-for-one stock split of both the issued and authorized common stock, which was distributed on May 24, 2000, to shareholders of record on May 12, 2000.

During 2000, the company purchased 2.1 million shares of common stock from a major shareholder for $54.9 million. In a subsequent transaction, the company sold 1,125,000 shares of common stock that were held in treasury to the MSA Non-Contributory Pension Plan for Employees for $27.0 million.

The Mine Safety Appliances Company Stock Compensation Trust was established to fund certain benefit plans, including employee and non-employee directors stock options and awards. Shares held by the Stock Compensation Trust, and the corresponding cost of those shares, are reported as a reduction of common shares issued. Differences between the cost of the shares held by the Stock Compensation trust and the market value of shares released for stock-related benefits are reflected in shares issued.

The company has a Shareholder Rights Plan under which each outstanding share of common stock is granted one-third of a preferred share purchase right. The rights are exercisable for a fraction of a share of preferred stock, only if a person or group acquires or commences a tender offer for 15% or more of the company's common stock. In the event a person or group acquires 15% or more of the outstanding common stock, each right not owned by that person or group will entitle the holder to purchase that number of shares of common stock having a value equal to twice the $225 exercise price. The Board of Directors may redeem the rights for $.01 per right at any time until ten days after the announcement that a 15% position has been acquired. The rights expire on February 21, 2007.

Note 5 – Stock Plans

The 1998 Management Share Incentive Plan provides for grants of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors' Stock Option Plan, as amended April 1, 2001, provides for annual grants of stock options and restricted stock awards to eligible directors. As of December 31, 2002, there were 824,625 shares and 66,432 shares, respectively, reserved for future grants under these plans.

Restricted stock awards are granted without payment to the company in consideration of services to be performed in the ensuing three years (four years for employee awards prior to 2002). Restricted stock awards of 23,198 shares (fair value of $915,000), 860 shares (fair value of $25,000), and 19,760 pre-split shares (fair value of $1,247,000) were granted in 2002, 2001, and 2000, respectively. Restricted stock awards expense charged to operations was $766,000 in 2002, $437,000 in 2001, and $547,000 in 2000.

Stock options are generally granted at market value option prices, are exercisable beginning six months after the grant date, and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). A summary of option activity under the two plans, adjusted to reflect the three-for-one stock split in May 2000, follows:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	413,487	$22.55	544,794	$20.08	305,379	$19.24
Granted	184,055	39.51	244,344	25.38	267,120	21.11
Exercised	(104,604)	21.68	(370,341)	20.84	(4,290)	20.56
Forfeited			(5,310)	18.79	(23,415)	19.30
Outstanding at end of year	492,938	29.06	413,487	22.55	544,794	20.08
Options exercisable at year-end	492,938		413,487		544,794	

The following table summarizes information about options outstanding at December 31, 2002:

Shares	Range of Exercise Price per Share	Weighted-Average Exercise Price	Weighted-Average Remaining Life
163,450	$14.83 - $21.02	$20.74	6.6
145,433	$22.88 - $29.20	25.20	8.0
184,055	$39.26 - $43.88	39.51	8.7
492,938	$14.83 - $43.88	29.06	7.8

The company has adopted the disclosure-only provisions of FAS 123, Accounting for Stock-Based Compensation, and FAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost based on the fair value of the options at the grant date as prescribed by FAS 123 and FAS 148, net income and earnings per share would have been reduced to the pro forma amounts shown below:

(In thousands)	2002	2001	2000
Net income as reported	$35,077	$31,631	$23,239
Fair value of stock options granted, net of tax	(1,717)	(1,519)	(1,464)
Pro forma net income	33,360	30,112	21,775
Basic earnings per share:			
As reported	$ 2.88	$ 2.65	$ 1.89
Pro forma	2.74	2.52	1.77
Diluted earnings per share:			
As reported	$ 2.85	$ 2.61	$ 1.88
Pro forma	2.71	2.49	1.76

The fair value of the options granted was estimated at the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2002, 2001, and 2000, respectively: risk-free interest rate of 5.3%, 5.2%, and 7.0%; dividend yield of 2.0%, 2.1%, and 2.3%; expected option life of 9.9 years, 9.9 years, and 9.8 years; and expected volatility factor of 23%, 23%, and 19%.

Notes to Consolidated Financial Statements

Note 6 – Pensions and Other Postretirement Benefits

The company maintains various defined benefit and defined contribution plans covering the majority of its employees. The principal U.S. plan is funded in compliance with the Employee Retirement Income Security Act (ERISA). It is the general policy to fund current costs for the international plans except in Germany and Mexico, where it is common practice and permissible under tax laws to accrue book reserves.

A minimum liability is recognized for unfunded defined benefit plans for which the accumulated benefit obligation exceeds accrued pension costs. The amount of the minimum liability in excess of unrecognized prior service cost, net of tax benefit, is recorded as a reduction in shareholders' equity. Non-contributory plan benefits are generally based on years of service and employees' compensation during the last years of employment. Benefits are paid from funds previously provided to trustees or are paid by the company and charged to the book reserves.

During 2001, the principal U.S. and German non-contributory pension plans were amended to permit the payment of certain unfunded German benefits from assets of the U.S. plan.

The company provides certain health care benefits and limited life insurance for retired employees and their eligible dependents. Information pertaining to defined benefit pension plans and other postretirement benefits plans is provided in the following table.

(In thousands)	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Change in Benefit Obligations				
Benefit obligations at January 1	$193,603	$177,032	$21,835	$19,370
Service cost	5,378	4,645	392	502
Interest cost	12,917	12,393	1,404	1,488
Employee contributions	214	231		
Plan amendments	454		(1,319)	
Actuarial losses	11,666	14,594	487	2,484
Benefits paid	(12,242)	(11,998)	(2,122)	(2,009)
Curtailments		(167)		
Settlements		(1,245)		
Currency translation effects	6,020	(1,882)		
Benefit obligations at December 31	218,010	193,603	20,677	21,835
Change in Plan Assets				
Fair value of plan assets at January 1	314,122	324,824		
Actual return on plan assets	(32,599)	5,383		
Employer contributions	2,433	1,177	122	94
Employee contributions	263	231		
Benefits paid	(12,242)	(11,998)	(2,122)	(2,009)
Section 420 transfer to retiree medical plan	(2,000)	(1,915)	2,000	1,915
Reimbursement of German benefits	(719)	(1,888)		
Settlements		(1,245)		
Currency translation effects	578	(447)		
Fair value of plan assets at December 31	269,836	314,122		
Funded Status				
Funded status at December 31	51,826	120,519	(20,677)	(21,835)
Unrecognized transition gains	(137)	(748)		
Unrecognized prior service cost	1,647	1,488	(2,138)	(957)
Unrecognized net actuarial losses (gains)	9,846	(65,695)	6,768	6,833
Prepaid (accrued) benefit cost	63,182	55,564	(16,047)	(15,959)
Amounts Recognized in the Balance Sheet				
Prepaid benefit cost	107,338	92,437		
Accrued benefit liability	(46,226)	(38,987)	(16,047)	(15,959)
Intangible asset	557	696		
Minimum pension liability adjustments	1,513	1,418		
Prepaid (accrued) benefit cost	63,182	55,564	(16,047)	(15,959)

	(In thousands, except percents)			
	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Actuarial Assumptions at December 31				
Discount rate	6.4%	6.8%	7.0%	7.5%
Expected return on plan assets	8.2%	9.0%		
Rate of compensation increases	3.9%	4.2%		
Plans with Accumulated Benefit Obligations in Excess of Plan Assets				
Projected benefit obligations	$57,196	$40,547		
Accumulated benefit obligations	50,494	37,759		
Plan assets	0	0		

(In thousands)	Pension Benefits			Other Benefits		
Components of Net Periodic Benefit Cost (Credit)	2002	2001	2000	2002	2001	2000
Service cost	$ 5,378	$ 4,645	$ 4,358	$ 392	$ 502	$ 409
Interest cost	12,917	12,393	12,537	1,404	1,488	1,390
Expected return on plan assets	(27,332)	(27,202)	(25,181)			
Amortization of transition asset	(592)	(597)	(624)			
Amortization of prior service cost	298	300	302	(138)	(108)	(108)
Recognized net actuarial (gains) losses	(3,794)	(4,745)	(3,914)	552	377	310
Settlement gain			(2,093)			
Curtailment loss (gain)		244	(285)			
Net periodic benefit (credit) cost	(13,125)	(14,962)	(14,900)	2,210	2,259	2,001

For measurement purposes, a 7.5% increase in the costs of covered health care benefits was assumed for the year 2002, decreasing by .5% for each successive year to 4% in 2009 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1.0 million and $100,000, respectively.

Expense for defined contribution pension plans was $3,049,000 in 2002, $2,739,000 in 2001, and $2,619,000 in 2000.

The U.S. defined benefit pension plan owned 1,016,500 shares (market value $32.8 million) at December 31, 2002 and 1,072,500 shares (market value $43.1 million) at December 31, 2001 of the company's common stock.The pension plan received dividends of $666,650 and $601,200, respectively, on these shares.

Note 7 – Short-Term Debt

Short-term bank lines of credit amounted to $18,664,000 of which $9,568,000 was unused at December 31, 2002. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $9,096,000 and $2,167,000 at December 31, 2002 and 2001, respectively. The average month-end balance of total short-term borrowings during 2002 was $3,100,000 while the maximum month-end balance of $9,096,000 occurred at December 31, 2002. The average interest rate during 2002 was approximately 6% based upon total short-term interest expense divided by the average month-end balance outstanding, and 3% at year-end.

Note 8 – Leases

The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating lease arrangements. Rent expense was $6,879,000 in 2002, $6,020,000 in 2001, and $5,917,000 in 2000. Minimum rental commitments under noncancelable leases are $2,583,000 in 2003, $1,903,000 in 2004, $1,293,000 in 2005, $835,000 in 2006, $645,000 in 2007, and $2,249,000 after 2007.

Note 9 – Earnings per Share

Basic earnings per share is computed on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of the weighted average stock options outstanding during the period, using the treasury stock method. Antidilutive options are not considered in computing diluted earnings per share.

	(In thousands)		
	2002	2001	2000
Net income from continuing operations	$31,213	$25,851	$18,888
Preferred stock dividends	(47)	(48)	(49)
Income available to common shareholders	31,166	25,803	18,839
Basic shares outstanding	12,171	11,910	12,301
Stock options	124	169	55
Diluted shares outstanding	12,295	12,079	12,356
Antidilutive stock options	184	0	18

Notes to Consolidated Financial Statements

Note 10 – Accounts Receivable Securitization

The company has securitization agreements with Mine Safety Funding Corporation (MFS) under which the company sells MSF, on a continuous basis, an undivided interest in eligible trade accounts receivable generated by the company, while maintaining a subordinated interest in a portion of the receivables. MSF is an unconsolidated wholly-owned, bankruptcy-remote subsidiary of the company. Financial assets, net of retained interests, are removed from the balance sheet when the assets are sold and control is surrendered. The company services the sold receivables for MSF at market rates and, accordingly, no servicing asset or liability has been recorded. MSF and the company have also entered into securitization agreements with financial institutions under which MSF may sell up to $30 million of accounts receivable to a multi-seller asset-backed commercial paper issuer.

At December 31, 2002, accounts receivable of $66.2 million were owned by MSF. The company held a subordinated interest in these receivables of $36.5 million, of which $35.5 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $29.0 million at December 31, 2002. The company incurred net costs associated with the securitization facility of $2.1 million in 2002, representing the discount loss on the sale of the receivables, partially offset by related servicing income and dividends received from MSF. The net cost includes $884,000 in bad debt expense borne by MSF during 2002.

At December 31, 2001, accounts receivable of $65.0 million were owned by MSF. The company held a subordinated interest in these receivables of $39.3 million, of which $38.3 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $25.0 million at December 31, 2001. The company incurred net costs associated with the securitization facility of $2.3 million in 2001, representing the discount loss on the sale of the receivables, partially offset by related servicing income and dividends received from MSF. The net cost includes $598,000 in bad debt expense borne by MSF during 2001.

The key economic assumptions used to measure the retained interest at December 31, 2002 were a discount rate of 3.7% and an estimated life of 2.5 months. At December 31, 2002, an adverse change in the discount rate or estimated life of 10% and 20% would reduce the fair value of the retained interest by $51,000 and S102,000, respectively. The effect of hypothetical changes in fair value based on variations in assumptions should be used with caution and generally cannot be extrapolated. Additionally, the effect on the fair value of the retained interest of changing a particular assumption has been calculated without changing other assumptions. In reality, a change in one factor may result in changes in others.

Note 11 – Inventories

	(In thousands) 2002	2001
Finished products	$28,964	$30,375
Work in process	14,936	12,099
Raw materials and supplies	32,848	35,400
Total inventories	76,748	77,874
Excess of FIFO costs over LIFO costs	39,431	38,059

Inventories stated on the LIFO basis represent 38%, 52%, and 45% of the total inventories at December 31, 2002, 2001, and 2000, respectively.

Reductions in certain inventory quantities during 2002 and 2000 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $387,000 in 2002 and $1,920,000 in 2000, and increased net income by $235,000 ($.02 per share) and $1,171,000 ($.10 per share), respectively.

Note 12 – Long-Term Debt

	(In thousands) 2002	2001
U.S.		
Industrial development debt issues payable through 2022, 1.6%	$10,750	$10,750
Series B Senior Notes payable through 2006, 7.69%	16,000	20,000
Senior Notes payable through 2012, 8.39%	40,000	40,000
Other	200	38
International		
Various notes payable through 2007, 4.9% to 9.5%	2,364	868
Total	69,314	71,656
Amounts due within one year	4,964	4,275
Long-term debt	64,350	67,381

Approximate maturities of these obligations over the next five years are $4,964,000 in 2003, $4,679,000 in 2004, $4,557,000 in 2005, $8,140,000 in 2006, and $87,000, in 2007. Some debt agreements require the company to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt.

Note 13 – Research and Development Expense

Research and development expense was $20,372,000 in 2002, $16,740,000 in 2001, and $15,988,000 in 2000.

Note 14 – Other Income

	(In thousands) 2002	2001	2000
Interest	$ 953	$1,183	$1,243
Rent	710	739	957
Dividends	725	625	555
Dispositions of assets	(864)	(136)	(528)
Other, net	747	365	217
Total	2,271	2,776	2,444

Note 15 – Goodwill and Intangible Assets

During 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with indefinite lives are not amortized, but are subject to impairment tests that must be performed at least annually. Transitional impairment tests performed as of January 1, 2002 indicated that no goodwill impairment existed and as a result the company did not recognize a transitional impairment loss. Annual goodwill impairment tests performed during the fourth quarter also indicated that no goodwill impairment existed and as a result the company has not recognized an impairment loss.

The effects of adopting the non-amortization provisions of FAS 142 on net income from continuing operations and basic earnings per share were as follows:

(In thousands, except per share amounts)	2002	2001	2000
Reported net income from continuing operations	$31,213	$25,851	$18,888
Goodwill amortization, net of tax		1,365	964
Adjusted net income from continuing operations	31,213	27,216	19,852
Basic earnings per share:			
Reported net income from continuing operations	$2.56	$2.17	$1.54
Goodwill amortization, net of tax		.11	.07
Adjusted net income from continuing operations	2.56	2.28	1.61

Intangible assets include non-compete agreements that will be fully amortized in 2003 and patents that will be fully amortized in 2005. These items are included in other noncurrent assets. At December 31, 2002, intangible assets totaled $171,000, net of accumulated amortization of $1.0 million. Intangible asset amortization expense is expected to be $115,000 in 2003, $52,000 in 2004, and $4,000 in 2005.

Changes in goodwill and intangible assets, net of accumulated amortization during the year ended December 31, 2002 were as follows:

(In thousands)	Goodwill	Intangibles
Net balances at January 1, 2002	$33,722	$526
Goodwill acquired	7,863	
Amortization expense		(355)
Currency translation and other	1,378	
Net balances at December 31, 2002	42,963	171

There are no goodwill or intangible assets related to discontinued operations.

Note 16 – Acquisitions

On April 30, 2002, the company acquired CGF Gallet of Lyon, France. Gallet is the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The acquisition of Gallet complements the company's strong existing line of fire service products and provides the opportunity to capitalize on opportunities in other areas where Gallet is strong – such as the law enforcement, military, and aviation markets. Gallet's results of operations have been included in the company's consolidated financial statements from the acquisition date.

The aggregate purchase price was $16.6 million of cash and includes amounts paid to the previous owners and other direct external costs associated with the acquisition. The acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The following table summarizes the estimated fair values of the Gallet assets acquired and the liabilities assumed at the date of acquisition:

(In thousands)	April 30 2002
Current assets	$17,427
Property	5,800
Goodwill	7,863
Total assets acquired	31,090
Current liabilities	11,093
Long term debt	3,016
Other liabilities	349
Total liabilities assumed	14,458
Net assets acquired	16,632

Goodwill related to the Gallet acquisition, which is primarily included in the European operating segment, is not expected to be deductible for tax purposes.

On February 1, 2001, the company acquired Surety Manufacturing and Testing, Ltd. (Surety), a leading provider of fall protection equipment and rescue systems. The acquisition was recorded using the purchase method of accounting. The purchase price of $7.1 million was allocated to assets acquired and liabilities assumed based on estimated fair values and included $5.6 million in goodwill, which is included in the North American operating segment.

During 2000, the company acquired ISI Group, Inc. (ISIG) and CairnsHELMETS (Cairns). The acquisitions were recorded using the purchase method of accounting. The aggregate purchase price of $29.7 million was allocated to assets acquired and liabilities assumed based on estimated fair values and included $24.9 million in goodwill, which is included in the North American operating segment.

The results of operations of Surety, ISIG, and Cairns are included in the financial statements from their respective acquisition dates. Goodwill associated with acquisitions completed after June 30, 2001 has not been amortized.

The following unaudited pro forma summary presents the company's consolidated results as if the acquisitions had occurred at the beginning of 2000. The pro forma information does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations for the combined companies.

(In thousands, except earnings per share)	2002	2001	2000
Net sales	$578,252	$535,317	$511,941
Net income from continuing operations	32,189	26,559	18,588
Basic earnings per share	2.64	2.23	1.51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Discontinued Operations

In November 2002, the company announced its decision to explore strategic options, including the sale, of the Callery Chemical Division. Callery Chemical Division develops, manufactures, and sells specialty chemicals, including alkali metal strong bases and borane chemicals, for use in pharmaceuticals, agricultural chemicals, plastics, and a number of other applications. Current discussions with potential purchasers could result in the division being sold for a gain during 2003.

The results of the Callery Chemical Division, as summarized below, have been classified as discontinued operations for all periods presented. The results for 2002 include $42,000 of expenses directly related to disposal activities.

(In thousands)	2002	2001	2000
Net sales	$29,473	$33,120	$32,060
Income before income taxes	6,147	9,282	6,631
Provision for income taxes	2,283	3,502	2,280
Net income from discontinued operations	3,864	5,780	4,351

At December 31, 2002, net assets of Callery Chemical Division classified as held for sale consisted of the following:

(In thousands)	
Accounts receivable and other current assets	$ 7,983
Inventory	7,705
Property, net	29,374
Net assets held for sale	45,062

Note 18 – Contingencies

Various lawsuits and claims have been or may be instituted or asserted against the company, including those pertaining to product liability. While the amounts claimed may be substantial, the ultimate liability of the company may not be determinable because uncertainties exist. Based on information currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.

Note 19 – Quarterly Financial Information (Unaudited)

(In thousands, except earnings per share)	2002					2001				
	Quarters					Quarters				
	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
Net sales	$128,058	$141,862	$143,398	$151,108	$564,426	$124,839	$126,179	$131,101	$127,617	$509,736
Gross profit	50,271	51,896	53,000	57,222	212,839	48,809	47,922	50,746	52,579	200,056
Net income from continuing operations	7,724	7,897	5,323	10,269	31,213	6,195	5,577	7,303	6,776	25,851
Net income from discontinued operations	260	1,587	470	1,547	3,864	1,652	1,397	490	2,241	5,780
Net income	7,984	9,484	5,793	11,816	35,077	7,847	6,974	7,793	9,017	31,631
Basic earnings per share:										
Continuing operations	.64	.65	.44	.84	2.56	.52	.47	.61	.56	2.17
Discontinued operations	.02	.13	.03	.13	.32	.14	.12	.04	.19	.48
Total	.66	.78	.47	.97	2.88	.66	.59	.65	.75	2.65
Diluted earnings per share:										
Continuing operations	.63	.64	.43	.83	2.54	.52	.46	.60	.55	2.13
Discontinued operations	.02	.13	.04	.13	.31	.14	.12	.04	.18	.48
Total	.65	.77	.47	.96	2.85	.66	.58	.64	.73	2.61

Summary of Selected Financial Data

(In thousands, except as noted)	2002	2001	2000	1999	1998
Summary of Operations					
Net sales	$564,426	$509,736	$468,307	$462,166	$460,973
Other income	2,271	2,776	2,444	3,619	6,354
Cost of products sold (see note a below)	351,587	309,680	293,960	297,922	291,347
Selling, general and administrative (see note a below)	140,924	130,092	124,840	131,281	135,627
Depreciation and amortization	21,525	22,590	20,936	20,550	19,912
Interest expense	4,769	5,349	4,040	3,916	3,017
Currency exchange (gains) losses	(191)	1,197	(444)	(694)	315
Provision for income taxes	16,870	17,753	8,531	3,098	5,885
Net income from continuing operations	31,213	25,851	18,888	9,712	11,224
Net income from discontinued operations	3,864	5,780	4,351	6,614	7,051
Change in reporting period, net of tax (see note b below)				(1,192)	
Net Income	35,077	31,631	23,239	15,134	18,275
Basic per common share continuing operations (in dollars)	2.56	2.17	1.54	.65	.84
Diluted per common share continuing operations (in dollars)	2.54	2.13	1.53	.65	.84
Dividends paid per common share (in dollars)	.65	.54	.47	.44	.44
Weighted average number of common shares outstanding—basic	12,171	11,910	12,301	12,972	13,290

Year-End Position					
Working capital (see note c below)	$138,182	$135,186	$114,175	$123,085	$119,203
Working capital ratio (see note c below)	2.4	2.6	2.3	2.5	2.1
Net property	125,605	151,661	159,586	163,509	164,561
Total assets	579,765	520,698	489,683	451,741	457,721
Long-term debt	64,350	67,381	71,806	36,550	11,919
Common shareholders' equity	288,009	252,451	225,382	241,374	241,743
Equity per common share (in dollars)	23.59	20.86	19.06	18.75	18.40
Market capitalization	393,677	485,844	297,169	274,624	310,904

Notes:

a. Noncash pension income, pre-tax	$ 13,125	$14,962	$14,900	$10,175	$10,344

Cost of products sold and selling, general and administrative expenses include noncash pension income.

b. In 1999, the fiscal year end for certain international affiliates was changed from November 30th to December 31st. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.

c. Working capital at December 31, 2002 excludes assets held for sale.

MSA

Principal Operations

North America

Mine Safety Appliances Company,
Corporate Headquarters – Pittsburgh, PA
Manufacturing – Clifton, NJ; Cranberry Twp., PA;
Englewood, CO; Evans City, PA;
Jacksonville, NC; Murrysville, PA;
Newport, VT; Sparks, MD
Research – John T. Ryan Memorial Laboratory,
Cranberry Twp., PA
Callery Chemical, Evans City, PA
MSA Canada, Toronto; MSA Gallet, Quebec
MSA de Mexico, S.A. de C.V., Mexico City

Europe

MSA Europe (Headquarters), Berlin, Germany
Aritron Instrument A.G., Forch, Switzerland
MSA-Auer Almay, Almaty, Kazakhstan (Service Center/Office)
MSA Auer, Berlin, Germany
MSA-Auer GmbH, Czech o.z., Praha, Czech (Service Center)
MSA-Auer Polska Sp. z o.o., Warsaw, Poland
MSA-Auer Poznan, Poznan, Poland (Service Center)
MSA-Auer Hungaria Safety Technology, Budapest, Hungary
MSA-Auer Kiev, Kyiv, Ukraine (Representative Office)
MSA-Auer Miskolc, Tiszaujvaros, Hungary (Service Center)
MSA-Auer GmbH Romania, o.z., Bucuresti, Romania (Branch)
MSA-Auer Petrosani, Petrosani, Romania (Service Center)
MSA-Auer Sicherheitstechnik Vertriebs GmbH, Absdorf, Austria
MSA-Auer GmbH, Slovakia o.z., Pezinok, Slovakia (Service Center)
MSA-Auer Szczecin, Szczecin, Poland (Service Center)
MSA Belgium, N.V., Lier
MSA (Britain) Limited, Glasgow
MSA Española, S.A., Barcelona
MSA de France, Paris
MSA Gallet, Chatillon sur Chalaronne, France;
Mohammedia, Morocco
MSA Italiana S.p.A., Milan
MSA Nederland, B.V., Hoorn
MSA Nordic, Malmo, Sweden

International

MSA Africa (Pty.) Ltd., Johannesburg
MSA de Argentina S.A., Buenos Aires
MSA (Aust.) Pty. Limited, Sydney
MSA (Australia), Auckland, New Zealand (Branch Office)
MSA do Brasil Ltda., São Paulo
MSA de Chile Ltda., Santiago
MSA (India) Limited, Calcutta
MSA Japan Ltd., Tokyo
MSA Middle East, Abu Dhabi, U.A.E.
MSA del Peru S.A.C., Lima
MSA S.E. Asia Pte. Ltd., Singapore
MSA Zimbabwe (Pvt.) Limited, Harare
Wuxi-MSA Safety Equipment Co., Ltd., Wuxi, China

Board of Directors

John T. Ryan III (1) (4)
Chairman of the Board and Chief Executive Officer
Joseph L. Calihan (2) (4)
Managing Partner – Bradford Capital Partners
(venture capital investments and acquisitions)
Calvin A. Campbell, Jr. (2) (3) (4)
Chairman, President and Chief Executive Officer
Goodman Equipment Corporation
(manufacturer of underground mining and tunneling locomotives and parts and services for plastics injection molding machinery)
James A. Cederna (2) (3)
Former Chairman, President and Chief Executive Officer
Calgon Carbon Corporation (air and water purification)
Thomas B. Hotopp (1)
Retired President
Mine Safety Appliances Company
L. Edward Shaw, Jr. (3) (4)
Executive Vice President and General Counsel – Aetna, Inc.
(health care and group benefits)
John C. Unkovic (3) (4)
Partner and General Counsel – Reed Smith LLP
(full service law firm)
Thomas H. Witmer (1) (2) (3)
Retired President and Chief Executive Officer – Medrad, Inc.
(medical products manufacturer)

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Nominating Committee

Director Emeritus

Eugene W. Merry

Officers

John T. Ryan III
Chairman of the Board and Chief Executive Officer
James H. Baillie
Vice President; President, MSA Europe
Joseph A. Bigler
Vice President
Kerry M. Bove
Vice President
Roberto Cañizares
Vice President; President, International
Benedict DeMaria
Vice President
William M. Lambert
Vice President; President, North America
Douglas K. McClaine
Secretary and General Counsel
Dennis L. Zeitler
Vice President, Chief Financial Officer and Treasurer

ORGANIZATION



William M. Lambert



Roberto Cañizares



Ronald N. Herring



Mathieu Tijskens



Douglas K. McClaine

NEW MSA LEADERSHIP

MSA made five key appointments to its management team in 2002.

William M. Lambert, a 21-year veteran of MSA, was elected President, North America. Since 1996, Bill has led the Safety Products Division through an era of major market transitions to outstanding progress in recent years. Bill began his career with MSA as a research engineer, and in 2002 received the Special Achievement Award from *Design News* magazine for his patented design of the Quick-Fill System, which revolutionized the sharing of air with another person in an emergency situation. In his new role, Bill will oversee the Safety Products Division, the MSA Safety Works Consumer Products group and the Instrument Division in Cranberry Township, Pennsylvania. He succeeds Thomas B. Hotopp, who retired from the company after 11 years of service.

Elected to the position of President, International is Roberto Cañizares. Rob joins MSA after 27 years with the Trane Company, a division of American Standard, where he led extensive growth initiatives in Asia and China. At MSA, Rob has assumed the responsibility for operations in all countries outside of North America and Europe, as well as for the International staff in Pittsburgh. He succeeds George W. Steggles, who retired after 10 years of service.

Ronald N. Herring was promoted to the position of General Manager for the Safety Products Division of MSA. In his new position, Ron has responsibility for all research and development, marketing and manufacturing operations at MSA's nine North American Safety Products Division locations. He has also become a key member of MSA's North American Leadership Team. Ron joined the company in 1983 as a sales representative in New Jersey. He has had an excellent record of reaching goals and has excelled in several marketing leadership assignments, most recently as Director of Marketing for the Safety Products Division.

In 2002, MSA acquired CGF Gallet, the leading European manufacturer of protective helmets for the fire service, as well as head protection for the law enforcement, aviation and military markets. Mathieu Tijskens, who joined MSA European operations with his appointment as Managing Director for MSA Gallet, will lead the initiative to strengthen MSA's presence in the European fire service market. Mathieu has over 21 years of international industrial experience ranging from Australia, Asia Pacific Region, Europe, Africa and North America.

The Board of Directors elected Douglas K. McClaine to Secretary. With 18 years of experience in MSA's Law Department, Doug has established a track record for strong leadership skills and a broad knowledge of the law. Doug took charge of a program to formalize and solidify MSA's traditionally strong ethics policy. In his new position, Doug will also assume the duties of General Counsel, succeeding Donald H. Cuozzo, who retired from the company after 13 years of service.

MSA thanks Tom Hotopp, Don Cuozzo, and George Steggles for their distinguished contributions to the company. Tom led MSA's U.S. operations during a critically challenging decade for the company and played a key role in MSA's transformation during a period of substantial market changes. His emphasis on Total Quality Management has generated positive results that will continue in years to come. Don Cuozzo brought experienced professionalism to MSA regarding legal and tax matters and also in enhancing an extensive environmental program. His wise counsel on MSA acquisitions and corporate activities is appreciated. George Steggles led international operations to a three-fold gain in earnings and began initiatives on international growth that are proceeding well today.

Shareholders' Inquiries

A copy of the company's 2002 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by shareholders after April 1, 2003. Printed and electronic versions are available. Requests should be directed to the Vice President-Finance, who can be reached at one of the following:

Phone: 412-967-3046
Fax: 412-967-3367
Internet: MSAnet.com
U.S. Mail: MSA
Vice President-Finance
P. O. Box 426
Pittsburgh, PA 15230

MSA

Mine Safety Appliances Company
121 Gamma Drive
RIDC Industrial Park
O'Hara Township
Pittsburgh, PA 15238

412-967-3000
www.MSAnet.com